



Anthony Ikpi

I decided to invest in Ridegrade because I passionately believe in the solution it seeks to provide. Having purchased used cars in the past, I am aware of the various pitfalls buyers are prone to fall into. Before now, the used car space has never pivoted in the interests of car buyers, so I am intrigued and fully supportive of a platform that aims to level the playing field and benefit the average person looking to sell or buy used cars. A platform that completely excludes car dealers and their tactics of infiltrating every market is a refreshing idea in itself. Add to this an inspection and grading system that ensures transparency and simplifies the process; savings measures via direct access to curated service providers; and a plethora of services that ensure convenience for private buyers and sellers. Bankole is leveraging his vast experience in the used car market space and is focused on resolving an issue that appeals to used car buyers and sellers. His conviction that this people-powered solution should allow for people owned equity is admirable. I am honored to support this vision and the founders have all my confidence. Tony Ikpi

Invested $2,500 this round